Exhibit 99.3

Stratasys Reports Record Financial Results for the Second Quarter of
2013 and Updates 2013 Revenue and EPS Guidance

Second quarter non-GAAP earnings increase 32% over last year to $0.45 per diluted share

Company reports a second quarter GAAP loss of ($0.07) per share

MINNEAPOLIS& REHOVOT, Israel--(BUSINESS WIRE)-- Stratasys Ltd. (NASDAQ: SSYS) today announced record financial results for the second quarter of 2013.

Q2 Financial Results Summary:

  Non-GAAP revenue of $106.7 million for the second quarter of 2013 represents a 20% organic increase over the $88.7 million pro forma revenue recorded for the same period last year after giving effect to the Stratasys-Objet merger as though it closed on January 1, 2011.

  GAAP revenue for the second quarter was $106.5 million.

  Non-GAAP net income of $18.6 million for the second quarter, or $0.45 per diluted share, represents a 32% increase over pro forma non-GAAP net income of $14.1 million, or $0.35 per diluted share, reported for the same period last year.

  GAAP net income for the second quarter was a loss of $2.8 million, or ($0.07) per share, versus a pro forma loss of $6.9 million, or ($0.19) per share, for the same period last year.

  Non-GAAP gross margins improved to 59.2% for the second quarter from pro forma non-GAAP gross margins of 57.5% in the same period last year.

  GAAP gross margins improved to 47.3% for the second quarter from pro forma gross margins of 45.3% in the same period last year.

  The company invested a net amount of $10.3 million in R&D during the second quarter, representing 9.7% of sales.

  On a combined basis, the company has shipped a cumulative 32,245 systems worldwide as of June 30, 2013.

“We sustained positive momentum in the second quarter as global demand for our products and services remained strong,” said David Reis, chief executive officer of Stratasys. “Our growth in the second quarter accelerated compared to the first quarter, as the benefits of our recent channel integration and cross-selling initiatives have begun to materialize. This occurred while we continued to invest significantly in other merger integration initiatives. In addition, our margins were favorably impacted by the operating synergies produced by the Stratasys-Objet merger, and the strong sales of our higher-margin products and services. We are very pleased with our record second quarter results.”

Q2 Business Highlights:

  Announced the signing of a merger agreement with MakerBot, a leading manufacturer of systems and ecosystem developer within the rapidly growing desktop 3D printing segment.

  Completed the critical sales, marketing and service team integration initiatives that resulted from the merger of Stratasys and Objet.

  Observed significant cross-selling opportunities develop within the company’s recently-combined channel, with opportunities expected to build over the coming quarters.

  Received a multi-million-dollar order that will be shipped in the second half of 2013 from a leading Fortune 500 company for the purchase of multiple Fortus 3D production systems to be used for functional prototyping, and the manufacture of tools and end-use products.

“With our critical Stratasys-Objet merger-integration activities nearly complete, we can now focus more intently on leveraging our combined sales and marketing organization to drive faster growth,” continued Reis. “Manufacturing applications remain one of the critical drivers of this growth, which was highlighted by the sizable order we received from a leading manufacturer for Fortus systems during the quarter. In addition, we are excited about our announced plan to merge with MakerBot, which we believe will accelerate our growth within the rapidly expanding segment for desktop 3D printers.”

Financial Guidance

As previously communicated, the merger with MakerBot is expected to accelerate Stratasys’ growth rate and be slightly dilutive to Non-GAAP earnings per share in 2013 and accretive to Stratasys Non-GAAP earnings per share by the end of 2014. Stratasys updated its following financial guidance for the fiscal year ending December 31, 2013 to take into consideration the pending merger with MakerBot, with the assumption this merger is completed by mid-August:

  Revenue guidance of $455 million to $480 million; versus previous guidance of $430 million to $445 million.

  Non-GAAP earnings guidance of $1.75 to $1.90 per diluted share; versus previous guidance of $1.80 to $1.95 per diluted share.

  GAAP earnings guidance of a ($0.76) to ($0.49) per share loss; versus previous guidance of a ($0.41) to ($0.16) per share loss.

Non-GAAP earnings guidance excludes $65.2 million of projected amortization of intangible assets; $21.0 million to $23.6 million of share-based compensation expense; and $16.3 million to $18.9 million in merger-related expenses.

Organic revenue growth is expected to be relatively stronger toward the end of this year as the company progresses with its Stratasys-Objet integration plan and realizes revenue synergies from selling the combined product portfolio.

Appropriate reconciliations between GAAP and non-GAAP financial measures are provided in a table at the end of this press release. The table provides itemized detail of the non-GAAP financial measures.

“We begin the third quarter with positive sales momentum and a strong pipeline of opportunities within the channel. The benefits from our recent integration initiatives are tangible, and we are very excited about our plan to merge with Makerbot, which we expect to close in the middle of this month. Although we are pleased with our near-term performance and continue to project strong growth for the year, we also remain focused on developing the many opportunities that can drive long-term growth for our shareholders,” Reis concluded.

Stratasys Ltd. Q2-2013 Conference Call Details

Stratasys will hold a conference call to discuss its second quarter financial results on Thursday, August 8, 2013 at 8:30 a.m. (ET).

The investor conference call will be available via live webcast on the Stratasys Web site at www.stratasys.com under the "Investors" tab; or directly at the following web address: http://edge.media-server.com/m/p/g4fsvrbx/lan/en.

To participate by telephone, the domestic dial-in number is 866-271-6130 and the international dial-in is 617-213-8894. The access code is 72015855. Investors are advised to dial into the call at least ten minutes prior to the call to register.

The webcast will be available for 90 days on the "Investors" page of the Stratasys Web site or by accessing the provided web address.

(Financial tables follow)

Cautionary Statement Regarding Forward-Looking Statements

Certain information included or incorporated by reference in this press may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified. These forward-looking statements may include, but are not limited to, statements relating to the company’s objectives, plans and strategies, statements that contain projections of results of operations or of financial condition (including, with respect to the planned MakerBot merger) and all statements (other than statements of historical facts) that address activities, events or developments that the company intends, expects, projects, believes or anticipates will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. The company has based these forward-looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: the company’s ability to efficiently and successfully integrate the operations of Stratasys, Inc. and Objet Ltd. after their merger as well as the ability to complete the MakerBot merger and to successfully put in place and execute an effective post-merger integration plan; the overall global economic environment; the impact of competition and new technologies; general market, political and economic conditions in the countries in which the company operates; projected capital expenditures and liquidity; changes in the company’s strategy; government regulations and approvals; changes in customers’ budgeting priorities; litigation and regulatory proceedings; and those factors referred to under “Risk Factors”, “Information on the Company”, “Operating and Financial Review and Prospects”, and generally in the company’s annual report on Form 20-F for the year ended December 31, 2012 filed with the U.S. Securities and Exchange Commission and in other reports that the Company has filed with the SEC. Readers are urged to carefully review and consider the various disclosures made in the company’s SEC reports, which are designed to advise interested parties of the risks and factors that may affect its business, financial condition, results of operations and prospects. Any forward-looking statements in this press release are made as of the date hereof, and the company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Non-GAAP Discussion Disclosure

The information discussed within this release includes financial results and projections that are in accordance with accounting principles generally accepted in the United States (GAAP). In addition, certain non-GAAP financial measures have been provided that exclude certain charges, expenses and income. The non-GAAP measures should be read in conjunction with the corresponding GAAP measures and should be considered in addition to, and not as an alternative or substitute for, the measures prepared in accordance with GAAP. The non-GAAP financial measures are provided in an effort to provide information that investors may deem relevant to evaluate results from the company’s core business operations and to compare the company’s performance with prior periods. The non-GAAP financial measures primarily identify and exclude certain discrete items, such as merger-related expenses, amortization expenses and expenses associated with share-based compensation required under ASC 718. The company uses these non-GAAP financial measures for evaluating comparable financial performance against prior periods.

This release is available on the Stratasys web site at www.stratasys.com

Stratasys Ltd. (Nasdaq: SSYS) is the corporate entity formed in 2012 by the merger of 3D printing companies Stratasys Inc. and Objet Ltd., based in Minneapolis, Minn. and Rehovot, Israel. Stratasys manufactures 3D printers and materials for prototyping and production. The company’s patented FDM® and PolyJet® processes produce prototypes and manufactured goods directly from 3D CAD files or other 3D content. Systems include affordable desktop 3D printers for idea development, a range of systems for prototyping, and large production systems for direct digital manufacturing. Since June 2012, the company’s range of over 130 3D printing materials has been the widest in the industry and includes more than 120 proprietary inkjet-based photopolymer materials and 10 proprietary FDM-based thermoplastic materials. Stratasys also manufactures Solidscape 3D Printers and operates the RedEye On Demand digital-manufacturing service. The company has more than 1100 employees, holds more than 500 granted or pending additive manufacturing patents globally, and has received more than 20 awards for its technology and leadership. Online at: www.stratasys.com or http://blog.stratasys.com

Stratasys Ltd.

Consolidated Statements of Operations

(in thousands, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net sales
Products	$90,213	$41,444	$172,023	$78,990
Services	16,272	7,962	31,669	15,380
	106,485	49,406	203,692	94,370

Cost of sales
Products	45,731	18,651	94,774	36,462
Services	10,349	4,595	21,139	8,794
	56,080	23,246	115,913	45,256

Gross profit	50,405	26,160	87,779	49,114

Operating expenses
Research and development, net	10,337	4,157	21,126	8,509
Selling, general and administrative	42,665	16,210	85,990	27,585
	53,002	20,367	107,116	36,094

Operating income (loss)	(2,597)	5,793	(19,337)	13,020

Other income	138	59	652	355

Income (loss) before income taxes	(2,459)	5,852	(18,685)	13,375

Income taxes (benefit)	326	2,834	(417)	5,835

Net income (loss)	$(2,785)	$3,018	$(18,268)	$7,540

Net income attributable to non-controlling
interest	$15	$-	$68	$-

Net income (loss) attributable to Stratasys Ltd.	$(2,800)	$3,018	$(18,336)	$7,540

Net income (loss) per ordinary share
attributable to Stratasys Ltd.
Basic	$(0.07)	$0.14	$(0.47)	$0.35
Diluted	(0.07)	0.14	(0.47)	0.35

Weighted average ordinary shares
outstanding
Basic	38,781	21,312	38,637	21,289
Diluted	38,781	21,834	38,637	21,800

Stratasys Ltd.

Consolidated Balance Sheets

(in thousands)
	June 30,	December 31,
	2013	2012
	(unaudited)
ASSETS

Current assets
Cash and cash equivalents	$148,061	$133,826
Short-term bank deposits	-	20,063
Restricted deposits	834	929
Accounts receivable:
Trade, net	81,443	64,678
Other	22,055	22,934
Inventories	64,603	67,995
Net investment in sales-type leases, net	5,687	5,134
Prepaid expenses	3,138	2,751
Deferred income taxes	9,834	4,968

Total current assets	335,655	323,278

Property, plant and equipment, net	68,256	62,070

Other assets
Goodwill	822,463	822,475
Other intangible assets, net	484,798	510,372
Net investment in sales-type leases	9,206	7,872
Amounts funded in respect of employees
rights upon retirement	2,844	2,628
Other non-current assets	2,928	2,818

Total other assets	1,322,239	1,346,165

Total assets	$1,726,150	$1,731,513

LIABILITIES AND EQUITY

Current liabilities
Accounts payable	$24,077	$35,235
Other current liabilities	41,116	41,124
Unearned revenues	25,140	18,068

Total current liabilities	90,333	94,427

Non-current liabilities
Employee rights upon retirement	4,437	4,188
Deferred tax liabilities	51,194	54,693
Unearned revenues - long-term	3,155	3,181
Other non-current liabilities	6,077	2,868

Total liabilities	155,196	159,357

Commitments and contingencies

Equity
Ordinary shares, NIS 0.01 nominal value, authorized 60,000 shares;
38,669 and 38,372 shares issued and outstanding at March 31,
2013 and December 31, 2012, respectively	102	101
Additional paid-in capital	1,477,121	1,459,294
Retained earnings	94,167	112,503
Accumulated other comprehensive loss	(593)	(238)

Equity attributable to Stratasys Ltd.	1,570,797	1,571,660

Non-controlling interest	157	496

Total equity	1,570,954	1,572,156

Total liabilities and equity	$1,726,150	$1,731,513

Stratasys Ltd.

Reconciliation of Pro Forma GAAP to Pro Forma Non-GAAP Results of Operations

(in thousands, except per share data)

	Three Months Ended June 30, 2013			Three Months Ended June 30, 2012
				Pro Forma		Pro Forma
	GAAP		Non-GAAP	GAAP		Non-GAAP
	(unaudited)	Adjustments*	(unaudited)	(unaudited)	Adjustments*	(unaudited)
Net sales
Products	$90,213	$199	$90,412	$76,077	$-	$76,077
Services	16,272	-	16,272	12,656	-	12,656
	106,485	199	106,684	88,733	-	88,733

Cost of sales
Products	45,731	(12,171)	33,560	39,980	(10,530)	29,450
Services	10,349	(343)	10,006	8,535	(311)	8,224
	56,080	(12,514)	43,566	48,515	(10,841)	37,674

Gross profit	50,405	12,713	63,118	40,218	10,841	51,059

Operating expenses
Research and
development, net	10,337	(846)	9,491	8,833	(850)	7,983
Selling, general
and administrative	42,665	(10,748)	31,917	36,636	(11,115)	25,521
	53,002	(11,594)	41,408	45,469	(11,965)	33,504

Operating income (loss)	(2,597)	24,307	21,710	(5,251)	22,806	17,555

Other income	138	-	138	714	-	714

Income (loss) before income taxes	(2,459)	24,307	21,848	(4,537)	22,806	18,269

Income taxes	326	2,917	3,242	2,387	1,761	4,148

Net income (loss)	$(2,785)	$21,390	$18,606	$(6,924)	$21,045	$14,121

Net income
attributable to non-
controlling interest	$15	$24	$40	$-	$-	$-

Net income (loss)
attributable to
Stratasys Ltd.	$(2,800)	$21,366	$18,566	$(6,924)	$21,045	$14,121

Net income (loss)
per ordinary share
attributable to
Stratasys Ltd.
Basic	$(0.07)		$0.48	$(0.19)		$0.38
Diluted	(0.07)		0.45	(0.19)		0.35

Weighted average
ordinary shares
outstanding
Basic	38,781		38,781	36,757		36,757
Diluted	38,781		41,146	36,757		40,040

The Company considers these non-GAAP measures to be indicative of its core operating results and facilitates a comparison of operating results across reporting periods. The Company uses these non-GAAP measures when evaluating its financial results as well as for internal planning and forecasting purposes, however these measures should not be viewed as a substitute for the Company’s GAAP results.

* Refer to the "Reconciliation of Non-GAAP Adjustments" herein for further information regarding adjustments.

Stratasys Ltd.

Reconciliation of Pro Forma GAAP to Pro Forma Non-GAAP Results of Operations

(in thousands, except per share data)

	Six Months Ended June 30, 2013			Six Months Ended June 30, 2012
				Pro Forma		Pro Forma
	GAAP		Non-GAAP	GAAP		Non-GAAP
	(unaudited)	Adjustments*	(unaudited)	(unaudited)	Adjustments*	(unaudited)
Net sales
Products	$172,023	$1,214	$173,237	$147,318	$-	$147,318
Services	$31,669	$-	$31,669	$24,454	$-	$24,454
	203,692	1,214	204,906	171,772	-	171,772

Cost of sales
Products	94,774	(31,348)	63,426	78,406	(21,052)	57,354
Services	21,139	(685)	20,454	16,921	(658)	16,263
	115,913	(32,033)	83,880	95,327	(21,710)	73,617

Gross profit	87,779	33,247	121,026	76,445	21,710	98,155

Operating expenses
Research and
development, net	21,126	(1,745)	19,381	17,905	(1,721)	16,184
Selling, general and
administrative	85,990	(26,356)	59,634	69,748	(21,791)	47,957
	107,116	(28,101)	79,015	87,653	(23,512)	64,141

Operating income
(loss)	(19,337)	61,348	42,011	(11,208)	45,222	34,014

Other income	652	-	652	907	-	907

Income (loss) before
income taxes	(18,685)	61,348	42,663	(10,301)	45,222	34,921

Income taxes
(benefit)	(417)	6,803	6,385	4,997	3,214	8,211

Net income (loss)	$(18,268)	$54,545	$36,278	$(15,298)	$42,008	$26,710

Net income attributable
to non-controlling
interest	$68	$64	$133	$-	$-	$-

Net income (loss)
attributable to
Stratasys Ltd.	$(18,336)	$54,481	$36,145	$(15,298)	$42,008	$26,710

Net income (loss) per
ordinary share
attributable to
Stratasys Ltd.
Basic	$(0.47)		$0.94	$(0.42)		$0.73
Diluted	(0.47)		0.88	(0.42)		0.67

Weighted average
ordinary shares
outstanding
Basic	38,637		38,637	36,734		36,734
Diluted	38,637		41,111	36,734		39,931

The Company considers these non-GAAP measures to be indicative of its core operating results and facilitates a comparison of operating results across reporting periods. The Company uses these non-GAAP measures when evaluating its financial results as well as for internal planning and forecasting purposes, however these measures should not be viewed as a substitute for the Company’s GAAP results.

* Refer to the "Reconciliation of Non-GAAP Adjustments" herein for further information regarding adjustments.

Stratasys Ltd.

Reconciliation of Non-GAAP Adjustments

(in thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2013	2012	2013	2012
Net sales, products
Deferred revenue step-up	199	-	1,214	-

Cost of sales, products
Objet intangible assets amortization expense	(11,344)	(9,823)	(29,670)	(19,648)
Solidscape intangible assets amortization expense	(436)	(436)	(872)	(872)
Non-cash stock-based compensation expense	(314)	(271)	(633)	(532)
Merger related expense	(77)	-	(173)	-
	(12,171)	(10,530)	(31,348)	(21,052)
Cost of sales, services
Non-cash stock-based compensation expense	(318)	(311)	(633)	(658)
Merger related expense	(25)	-	(52)	-
	(343)	(311)	(685)	(658)
Research and development, net
Non-cash stock-based compensation expense	(846)	(850)	(1,745)	(1,721)

Selling, general and administrative
Objet intangible assets amortization expense	(2,292)	(2,242)	(7,620)	(4,484)
Solidscape intangible assets amortization expense	(133)	(133)	(266)	(266)
Non-cash stock-based compensation expense	(3,881)	(5,490)	(7,839)	(10,603)
Solidscape acquisition expense	-	-	-	(130)
Merger related expense	(4,442)	(3,250)	(10,631)	(6,308)
	(10,748)	(11,115)	(26,356)	(21,791)
Income taxes
Tax expense related to non-GAAP adjustments	2,917	1,761	6,803	3,214

Net income attributable to non-controlling interest
Depreciation and amortization expense
attributable to non-controlling interest	24	-	64	-

Net income	$21,366	$21,045	$54,481	$42,008

Stratasys Ltd.

Reconciliation of GAAP to Non-GAAP Forward Looking Guidance

Fiscal Year 2013	Earnings (loss) Per Diluted Share Range
U.S. GAAP measure	($0.76) to ($0.49)

Adjustments
Stock-based compensation expense	$0.49 to $0.55
Intangible assets amortization expense	$1.52
Merger related expense	$0.38 to $0.44

Non-GAAP estimate	$1.75 to $1.90

Contacts
Stratasys Ltd.
Shane Glenn, 952-294-3416
Vice President of Investor Relations
shane.glenn@stratasys.com

Source: Stratasys Ltd.